Exhibit 99.1

The Very Good Food Company Reports First Quarter 2022

Financial Results

Q1 2022 Wholesale Revenue Increased 123% Compared to Q1 2021

Cash and Liquidity Update

Operational and Corporate Strategy Update

Vancouver, British Columbia (May 16, 2022) - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today reported its financial results for the first quarter ended March 31, 2022.

Q1 2022 Financial Highlights

•

Revenue decreased $624,739 or 24%, to $2,018,344 in Q1 2022, compared to $2,643,083 in the same period in 2021. The decrease was driven by a decrease of $1,103,735 in eCommerce sales, offset by an increase of $427,014 in wholesale revenue.

•	Revenue decreased $2,280,578 or 53%, to $2,018,344 in Q1 2022, compared to $4,298,922 in Q4 2021.

•

Wholesale revenue increased 123% to $772,919 in Q1 2022 as compared to the same quarter last year due to an increase in the number of stores and distribution points as well as increased unit velocities on core and new items.

•	Wholesale revenue remained relatively unchanged, with a decrease of 1% from $781,363 in Q4 2021.

•	eCommerce revenue decreased 51% to $1,081,360 in Q1 2022 as compared to the same period last year due to the Company’s strategic decision to eliminate digital marketing costs to acquire new customers.

•	eCommerce revenue decreased 68% from $3,340,107 in Q4 2021.

•

General and administrative expense[1] (“G&A expense”) decreased $4,993.039 or 58%, to $3,637,737 in Q1 2022, compared to $8,630,775 in Q4 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense decreased $135,671 (2%) to $5,605,666 in Q1 2022 compared to $5,741,337 in Q4 2021. The decrease in adjusted general and administrative expense was primarily driven by a decrease in salaries and wages.

•

Adjusted general and administrative expense[1] (“Adjusted G&A expense”) increased $3,183,410 or 131%, in Q1 2022, compared to $2,422,255 in Q1 2021. The increase was primarily driven by increased legal and professional fees of $760,245, increased insurance fees of $643,215 due to increases in director and officer insurance as a result of the Company’s Nasdaq listing, increased wages and benefits of $622,329 due to higher head count, increased recruiting fees of $164,624 attributed to growing the sales team, and increased general office expenses such as supplies and software licenses of $321,796.

•	Adjusted G&A expense decreased $135,671 or 2%, to $5,605,666 in Q1 2022 compared to $5,741,337 in Q4 2021. The decrease was primarily driven by a decrease in salaries and wages.

•	Net loss[2] decreased 44% to $(8,362,309) in Q1 2022 compared to $(15,028,576) in Q1 2021.

[1]	Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation.
[2]	Required to discuss IFRS results before non-IFRS results

•	Net loss decreased by 37% compared to $(13,330,908) in Q4, 2021.

•	Adjusted EBITDA[3] was a loss of $(8,462,899) in Q1 2022 compared to $(5,391,936) in Q1 2021, and $(5,014,266) in Q4 2021.

Cash and Liquidity Update

The Company has incurred losses since inception and expects to incur further losses in the development of its business. Whether the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, raise additional equity or debt on reasonable terms and/or commence profitable operations in the future. While the Company has been successful in the past in obtaining debt and equity financings, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

As of March 31, 2022, the Company had cash and cash equivalents of $6,382,705, a reduction of $15,592,948 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s greater than expected cash burn during the quarter. The Company’s current cash balance is approximately $3.3 million to settle current accounts payable and accrued liabilities of approximately $6.7 million. Management believes that the Company will need to seek additional financing within the next 30 days in order to fulfil its outstanding obligations and fund ongoing operations and will likely need to obtain subsequent financings in future periods. In order to address its lack of necessary liquidity, the Company has reduced its cash outflow related to paying trade payables while it evaluates its financing options. The Company is evaluating other alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that disposing of non-core equipment and certain raw material inventory will be successful. While there is no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

Q1 2022 Operational and Corporate Strategy Update

During the three-month period ended March 31, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD consciously decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, lowered production throughput and headcount at some locations to manage inventory levels, implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

VERY GOOD intends to continue to focus on the wholesale and food service channels, particularly in the United States, which it views as critical to realizing its vision to scale the Company.

On May 16, 2022, the Company made a strategic decision to cease regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidate operations into the Rupert Facility. The Company has also decided to close the Victoria Flagship Store in Q2 2022 and no longer plans to open the Mount Pleasant Flagship Store. The Company made these decisions in an effort to create production efficiencies and reduce overhead. The Company is evaluating a few strategies as to how it can utilize these facilities going forward.

VERY GOOD expects to further right-size its workforce across its corporate business functions as it streamlines operations. It is worth mentioning that the Company has experienced higher than normal turnover over the last quarter and there is a risk of losing some critical talent. The Company is evaluating options as to how it can improve employee retention.

“We started to see the results of our refocused strategy start to materialize in the Q1 2022 financial results: while the overall sales are down as a result of our conscious decision to decrease eCommerce sales, wholesale revenue shows strong triple digit growth,” said Matthew Hall, Interim Chief Executive Office.

“During the very short period of time that I have been with the Company, I have made great strides in identifying the problem areas and have developed a strategy to put the Company back on the right track. My strategy focuses on stabilizing, right-sizing, and optimizing the business. While it will take some time for the financial results to catch up with the progress we are making, I am confident that we will start to see great improvements in future quarters. We have a great brand, fantastic products, engaged customers, and some very dedicated and talented people. We can leverage these strengths to rebuild this Company and start executing on the promise of delivering shareholder value. I believe strongly in the plant-based food sector and the approach VERY GOOD has started with. I believe we have a good shot at being the category thought leader.”

Management Changes

On April 25, 2022, VERY GOOD announced the appointment of a new Interim Chief Executive Officer and director, Matthew Hall. Matthew was a 31-year global senior executive with Nestlé, the world’s largest food and beverage manufacturer. The Company further announced accepting the resignation of Ms. Ana Silva, both from the Board of Directors and her position as President, Interim Chief Financial Officer, and Interim Corporate secretary.

On April 14, 2022, VERY GOOD announced the appointment of three of its functional leaders to executive positions within the Company.

•

Jordan Rogers, formerly the head of Canadian retail sales, who joined VERY GOOD as part of its acquisition of the Lloyd-James Marketing Group Inc., was appointed as the Company’s Chief Commercial Officer.

•	Kevin Callaghan, previously head of US retail sales, was appointed as Vice President of Sales –North America.

•	Parimal Rana, formerly Director of Food Safety & Regulatory and Interim Director of Supply Chain, assumed the role of Vice President of Operations.

[3]

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation, and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, and shares, units and warrants issued for services.

All three executives served on the Company’s newly formed executive committee (the “Executive Committee”). The Executive Committee was used temporarily by the Company to review and approve key organizational, financial, operational and strategic decisions for the Company, by drawing upon the collective knowledge, experience, business acumen and skills of the senior management team.

On April 4, 2022, VERY GOOD announced that Mitchell Scott’s employment as Chief Executive Officer had been terminated. The Company also announced that James Davison has resigned as Chief Research & Development Officer and as a member of the board of directors of the Company.

As of May 16, 2022, Ms. Dela Salem, a director of the Company, has been temporarily appointed interim Co-CEO to assist Matt Hall, interim CEO, with certain administrative aspects of the role and to assist with the Company’s management transitions, given Matthew Halls’ short tenure at the Company.

The management’s discussion and analysis for the period and the accompanying financial statements and notes will be available under the Company’s profile on SEDAR at www.sedar.com and will be furnished on a Report on Form 6-K on EDGAR at www.sec.gov.

Financial Highlights

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Revenue by channel
eCommerce	$1,081,360	$3,340,107	$2,185,095
Wholesale	772,919	781,363	345,905
Butcher Shop, Restaurant and Other	164,065	177,452	112,083

	$2,018,344	$4,298,922	$2,643,083
Net loss	$(8,362,309)	$(13,330,908)	$(15,028,576)
Adjusted EBITDA net loss(1)	$(8,462,899)	$(5,014,266)	$(5,391,936)
Loss per share – basic and diluted	$(0.07)	$(0.12)	$(0.15)
Weighted average number of shares outstanding – basic and diluted	118,503,242	115,381,279	97,156,969

(1)	See “Non-IFRS Financial Measures” starting on page 13 for more information on non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

As at	Notes	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$6,382,705	$21,975,653
Accounts receivable	4	1,775,699	2,101,842
Inventory	5	10,722,308	8,474,255
Prepaids and deposits	6	6,849,188	8,640,286
Loan to related party	12	409,326	410,268

Total current assets		26,139,226	41,602,304

Right-of-use assets	7	17,794,773	16,659,502
Property and equipment	8	17,512,636	15,450,608
Prepaids and deposits	6	702,142	707,110
Deferred financing costs	11	3,156,816	3,924,743

Total assets		$65,305,593	$78,344,267

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$6,505,933	$8,109,161
Deferred revenue		8,831	32,137
Current portion of lease liabilities	10	1,211,299	849,935
Current portion of loans payable and other liabilities	11	1,578,698	1,947,642
Contingent considerations	20	1,048,000	1,048,000
Derivative liabilities	13	2,413,009	3,942,002

Total current liabilities		12,765,770	15,928,877

Lease liabilities	10	17,254,061	16,764,458
Loans payable and other liabilities	11	5,424,074	5,474,605

Total liabilities		35,443,905	38,167,940

Shareholders’ equity
Share capital	14	84,753,280	84,751,366
Equity reserve		24,714,531	26,719,047
Subscription received and receivable		—	(3,750)
Accumulated other comprehensive income (loss)		33,806	(12,716)
Deficit		(79,639,929)	(71,277,620)

Total shareholders’ equity		29,861,688	40,176,327

Total liabilities and shareholders’ equity		$65,305,593	$78,344,267

Nature of operations and going concern uncertainty (Note 1)
Commitments (Notes 10 and 23)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars, unaudited)

Three months ended	Notes	March 31, 2022	March 31, 2021
Revenue		$2,018,344	$2,643,083
Procurement expense	7, 8, 21	(2,661,683)	(2,108,963)
Fulfilment expense	7, 8, 21	(1,917,816)	(1,420,827)
General and administrative expense	7, 8, 21	(3,633,691)	(10,522,987)
Marketing and investor relations expense	21	(1,578,394)	(1,746,318)
Research and development expense	7, 8, 21	(564,518)	(366,020)
Pre-production expense	21	(244,450)	(842,483)

Operating loss		(8,582,208)	(14,364,515)
Finance expense	17	(1,288,864)	(357,030)
Other expense	18	(20,230)	(307,031)
Change in fair value of derivative liabilities	13	1,528,993	—

Net loss		(8,362,309)	(15,028,576)
Foreign currency translation gain		46,522	4,474

Total comprehensive loss		$(8,315,787)	$(15,024,102)

Loss per share - basic and diluted		$(0.07)	$(0.15)

Weighted average number of shares outstanding - basic and diluted		118,503,242	97,156,969

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

	March 31, 2022	March 31, 2021
Operating activities
Net loss for the period	$(8,362,309)	$(15,028,576)
Adjustments for items not affecting cash:
Finance expense	1,288,864	361,750
Change in fair value of derivative liabilities	(1,528,993)	—
Depreciation	615,385	329,484
Gain on termination of lease	(987)	(1,361)
Loss on disposal of equipment	—	19,882
Share-based compensation (recovery)	(2,003,852)	8,774,009
Shares, units and warrants issued for services	—	152,876

Changes in non-cash working capital items
Accounts receivable	335,247	(426,174)
Inventory	(2,011,317)	(366,695)
Prepaids and deposits	1,558,936	(243,502)
Accounts payable and accrued liabilities	(2,247,742)	1,760,552
Deferred revenue	(23,306)	(8,888)

Net cash and cash equivalents used in operating activities	(12,380,074)	(4,676,643)

Investing activities
Cash paid for acquisitions, net of cash acquired	—	(1,240,694)
Purchase of property and equipment	(1,460,795)	(2,060,906)
Security deposits paid for property and equipment	(405,290)	(1,921,344)
Acquisition of right-of-use assets	(308,934)	(29,408)
Repayment received from loans to related parties	942	—

Net cash and cash equivalents used in investing activities	(2,174,077)	(5,252,352)

Financing activities
Proceeds from the exercise of warrants	—	2,152,484
Proceeds from the exercise of stock options	5,000	55,875
Proceeds from loans payable	31,738	—
Repayment of loans payable and other liabilities	(364,302)	—
Payments of lease liabilities	(649,634)	(143,961)
Interest paid	(119,144)	—

Net cash and cash equivalents (used in) provided by financing activities	(1,096,342)	2,064,398

Effects of exchange rate changes on cash and cash equivalents	57,545	992

Decrease in cash and cash equivalents	(15,592,948)	(7,863,605)
Cash and cash equivalents, beginning of period	21,975,653	25,084,083

Cash and cash equivalents, end of period	$6,382,705	$17,220,478

Cash and cash equivalents consist of:
Cash	$6,282,705	$16,155,478
Redeemable guaranteed investment certificate (“GIC”)	—	1,000,000
Restricted redeemable GIC	100,000	65,000

Total cash and cash equivalents	$6,382,705	$17,220,478

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
Net loss as reported	$(8,362,309)	$(13,330,908)	$(15,028,576)
Adjustments:
Depreciation	615,385	480,272	329,484
Impairment of goodwill	—	3,479,535	—
Loss on disposal of equipment	—	—	19,882
Gain on termination of lease	(987)	—	(1,361)
Finance expense	1,288,864	1,157,411	361,750
Share-based compensation (recovery)	(2,003,852)	3,199,424	8,774,009
Shares, units and warrants issued for services	—	—	152,876

Adjusted EBITDA	$(8,462,899)	$(5,014,266)	$(5,391,936)

During the three months ended March 31, 2022, the Company terminated 2 lease agreements and recognized a $987 gain on termination of lease. During the three months ended March 31, 2021, the Company terminated 1 lease agreement and recognized a $1,361 gain on termination of lease.

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended March 31,	Three months ended December 31,	Three months ended March 31,
	2022	2021	2021
General and administrative expense	$(3,637,737)	$(8,630,775)	$(10,522,987)
Adjustments:
Share-based compensation (recovery)	(2,057,012)	2,808,617	8,067,970
Depreciation	89,084	80,821	32,762

Adjusted general and administrative expense	$(5,605,666)	$(5,741,337)	$(2,422,255)

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Matthew Hall

Interim Chief Executive Officer

For further information, please contact:

Apollo Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, statements regarding ; the Company’s evaluation of methods for improving employee retention and the results of such evaluation; the Company’s ability to meet its future operating expenses and finance our operational, capital expenditure and debt service requirements for approximately the next 30 days;;; the Company’s ability to secure financing sufficient to meet its obligations within the next 30 days and subsequent further financings as required; future workforce reductions; management’s belief that the initiatives being implemented will allow the Company to manage both its short-term and long-term liquidity and increase its cash runway; and management’s efforts to evaluate ways to support the business with as little dilution as possible. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company’s ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits, the Company’s ability to remain listed on the Nasdaq, the availability of sufficient financings on reasonable terms or at all to fund VERY GOOD’s capital and operating requirements, the Company’s ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD’s products in retail stores, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain necessary production equipment and human resources as needed, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and management’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. Moreover, as disclosed in Note 1 of the Company’s condensed interim consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to raise funds and continue as a going concern. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on March 31, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.